MORI HAMADA & MATSUMOTO

Marunouchi Kitaguchi Building
1-6-5 Marunouchi, Chiyoda-ku
Tokyo 100-8222, Japan

07024402

RECEIVED
2007 APR 11 A 10:21

April 9, 2007

BY AIR COURIER

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

Re: Sekisui House Ltd. (the "Company")
Commission File No. 82-5129

Dear Sirs:

Enclosed herewith please find one set of Report of Foreign Private Issuer containing English translation of the Notice of the 56th Ordinary General Meeting of Shareholders of the Company, which was manually signed by Mr. Yoshihiro Kubota, Senior Managing Executive Officer of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

If there are any questions concerning the above, please contact the undersigned.

Very truly yours,

PROCESSED
JUN 1 5 2007
THOMSON
FINANCIAL

Osamu Nakamoto
Attorney-at-law

ON:eo
Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barelay Street, New York, New York 10286, U.S.A.

6/13

Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

RECEIVED
2007 APR 11 A 10:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

(Ticker Code:1928)
April 4, 2007

Sekisui House, Ltd.

RECEIVED
2007 APR 11 A 10: 22

1-88, Oyodonaka 1-chome, Kita-ku, Osaka
President & Representative Director
Isami Wada

NOTICE OF THE 56TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We are pleased to invite you to the 56th Ordinary General Meeting of Shareholders of Sekisui House, Ltd. (the "Company" or "Sekisui House"). Details of the meeting are given below.

If you are unable to attend the meeting, it is still possible to exercise your voting rights either in writing or via the Internet. To exercise voting rights in writing, please study the reference documents below and indicate on the enclosed voting form whether you approve or disapprove the proposals listed, and return it to the Company by 6:00 p.m. of Wednesday, April 25, 2007. To exercise voting rights via the Internet, please refer to next page, Procedures For The Exercise of Voting Rights Via The Internet.

1. Date and Time: 10:00 a.m., Thursday, April 26, 2007

2. Place of the Meeting: Umeda Stella Hall
3F, Tower West, Umeda Sky Building
1-30, Oyodonaka 1-chome, Kita-ku, Osaka

3. Agenda:

Items for reporting:

1. Reports on the Business as of January 31, 2007, and the Consolidated Financial Statements and Non-Consolidated Financial Statements for the 56th fiscal year ended January 31, 2007 (February 1, 2006 - January 31, 2007)
2. Report on the Results of Audit conducted by the Independent Auditors and the Board of Corporate Auditors with respect to the Consolidated Financial Statements for the 56th fiscal year ended January 31, 2007

Propositions to be tabled:

No.1	Proposal for appropriation of retained earnings for the 56th fiscal year ended January 31, 2007
No.2	Proposal for changes to a part of the Articles of Incorporation
No.3	Proposal for election of one Director
No.4	Proposal for provision of bonus to Directors as a group
No.5	Proposal for revision of the ceiling amount and the contents of remunerations for Directors as a group

4. Procedures For The Exercise of Voting Rights:

Please refer to next page, Procedures For The Exercise of Voting Rights.

If attending the meeting in person, please submit the enclosed Voting Right Exercise Form to the receptionist at the meeting

[**Translation**: Please note that this document purports to be a translation from the Japanese original Notice of Convocation of the Ordinary General Meeting of Shareholders 2006 of Sekisui House, Ltd. prepared for the convenience of foreign readers. However, in the case of any discrepancy between the translation and the Japanese original, the latter shall prevail. Please also be advised that certain statements regarding voting procedures for domestic shareholders are not applicable to the shareholders outside Japan.]

Procedures For The Exercise of Voting Rights

When exercising votes via the Internet please use the vote exercise code and temporary password which are shown on the vote exercise form enclosed therein, and access the site shown below from your home computers or mobile phones (i-mode, EZweb, Yahoo! mobile). Instructions are as follows:

1. Website for exercising votes

   Our designated website for the exercise of votes is: http://www.evote.jp/

   The last date for exercise of votes is: 6:00 p.m. on 25th April 2007 (Wednesday) .

   Note: We respectfully request shareholders to vote as early as possible to aid the process of collating votes.

2. Internet voting procedure

   ① Change of password, security etc.

   To prevent unauthorized access to the site or alteration of votes submitted, shareholders who wish to change their temporary password for a new one etc. are requested to obtain an electronic certificate from our representative Mitsubishi UFJ Trust and Banking Corporation

   ② 'Vote exercise code'

   A new vote exercise code will be assigned to shareholders for each meeting

   ③ Password security

   The password that you register will remain valid indefinitely so please take the greatest care that it remains confidential.

   ④ Mobile telephones

   The shareholders can exercise their votes via a mobile phone. Provided, however, that it is necessary for the shareholder to access the sites stated below from your mobile phone:

   i-mode, EZweb, Yahoo! mobile

   (The "i-mode", "EZweb" and "Yahoo! mobile" are trademarks or registered trademarks of NTT Docomo, Inc., KDDI Corporation and Yahoo! Inc., respectively.)

   While the services stated above are available, please be advised that you may not use this service if the handset of your mobile phone is incompatible. (Please make an inquiry for compatible phones to the help desk stated below.)

3. Multiple exercise of voting rights

   ① Where a vote(s) is exercised by mail and Internet

   Votes received via the Internet will be counted as the valid vote without regard to the time of receipt.

   ② Where a vote is exercised more than once via the Internet

   The last exercise of the vote before the cut-off date for exercise will be counted as the valid vote.

4. Subsequent shareholder meetings

   Upon request we will inform shareholders of future shareholders' meetings by email, but please note that where we do so we will not inform you by mail. If you would like to be informed of future shareholders' meetings by email, please register for this service using the website for exercise of votes shown above. Provided, however, that you are unable to register via a mobile phone and not allowed to designate your e-mail address of the mobile phone to receive information stated above.

* * *

Voting System Enquiries
Mitsubishi UFJ Trust and Banking Corporation Securities Agency Department (helpdesk)
Telephone: Free dial: 0120-173-027 (9:00-21:00hrs)

Attached Documents

Business Report
For the Fiscal Year Ended Jan. 31, 2007

1. Business Conditions

1) Progress and Results of Sekisui House Group

During the fiscal 2006 the Japanese economy experienced a mild recovery, as companies made aggressive capital expenditures and the employment environment improved on the back of brisk corporate profits. Meanwhile, active investing in blue-chip properties within the Tokyo and other metropolitan areas continued to experience growth. Nevertheless, with raw materials prices hovering high, lingering concerns over rising interest rates, and, slowing consumer income growth as evidenced by the low labor's relative share, uncertainties about the future economic outlook have yet to be resolved.

In the housing market, the percentage decrease in land prices became more noticeable across the board, with the prices of land beginning to rise in some metropolitan areas. Furthermore, with interest rates remaining low, the motivation of first time buyers who seek quality housing, including people of middle age or older, was still going strong. Housing starts grew by 4.4 percentage points year-on-year to 1.29 million units, primarily driven by the brisk performance of built-for-sale housing. Demand from owner-occupiers, on the other hand, has yet to experience a full-fledged recovery, although the motivation of middle-aged and elderly customers, which accounts for secondary acquisitions for rebuilding, showed signs of recovery.

Against this backdrop, we took a series of actions designed to reinforce the Build to Order Housing Business and peripheral businesses, including the enhancement of corporate resilience and marketing expertise as well as strengthening our lifestyle solution business model.

Through the supply of housing that meets customer satisfaction, Sekisui House is committed to contributing to the building of a sustainable society while aiming to be a leading creator of homes and environments in such society. To this end, we will effectively operate our business by paying well-balanced attention to four values; economic value, environmental value, social value, and dwellers value. With this "Sustainable Vision" forming our foundation, we will ensure that evenly balanced attention is paid to every stakeholder in our future undertakings.
As a part of our continued commitment to conservation of the environment, we announced a voluntary action plan in compliance with the Kyoto Protocol, which features a drive to promote energy-efficient houses that cut down on CO_2 emissions released from occupied houses. At the same time, we are increasing our efforts on CSR related activities to preserve the natural environment with a view toward communicating with local communities and conserving forests. Going forward, while taking a responsible approach to resources recycling under the thoroughgoing voluntary environmental management system, we will accelerate our initiatives designed to improve all aspects of the living environment, such as longer

life of housing, development of easily recyclable materials, and reducing environmental stress from inhabited homes.

Below are the results of each business segment.

Built to Order Housing Business

On the marketing side of our Built to Order Housing Business, we implemented a series of measures designed to enhance our marketing expertise, including the thorough implementation of a *Consulting Sales* model. In terms of product development, on the other hand, we expanded the built to order line that gives customers more freedom when choosing design and appearance details. Thus, we have laid the foundations for strengthening our lifestyle solution business model.

In a bid to become flexible enough to meet a broad range of customer lifestyles, we brought new offerings to the market, including housing specifically designed for couples in their autumnal years living together with unmarried daughters, as well as housing for an emerging group of people who enjoy their hobbies, such as films, music, and spectator sports, as an important part of their lives.

Meanwhile, we developed a new rental housing line with a flexible plan, which allows dwellers to alter their room arrangements according to their current stage in life and family composition, in an effort to meet the demands of dwellers with different sets of needs concerning safety, comfort, and peace of mind.

With a view towards inviting prospective customers to deepen their understanding of the Group's high technical skills and quality control, as well as our wealth of housing development know-how, we reinforced even further the marketing activities at our experience-based facilities. Located near our 6 factories, *Sumai-no-Yume-Kojo* offer customers a variety of simulated experiences concerning how the natural environment changes and how their own physical ability changes as they grow old, so that they may develop a better idea of what they need to know when deciding on housing specifications, and see firsthand the high performance and quality of our housing.

Real Estate for Sale Business

In our Real Estate for Sale Business, we actively purchased land for sale and promoted sales of quality housing complexes with enhanced security and disaster-mitigation features. With the goal of creating a community that residents develop their attachment to over time and where they will want to continue to live for generations to come, we have established the Urban Development Charter, thus promoting the creation of an eco-friendly community where regional culture and communications within the community are fostered.

In a similar vein, we organized the semiannual sales promotional event *Machinami Sankan-bi* (whereby customers will visit existing subdivisions) in spring and autumn, inviting prospective customers to see for themselves a well-planned neighborhood, beautiful townscape, and sophisticated community on the property we developed, and to inform them about our approach to town development.

Taking advantage of all the know-how that we have amassed in housing business, we focused on the development of an attractive neighborhood for our condominiums. In more concrete terms, we planted numerous trees around the buildings to add greater value, while paying due attention to the surrounding environment in the hopes of creating an assemblage of quality housing.

With their consideration toward the local environment and culture achieving high recognition in various parts of the country, these condominiums have received a number of landsape awards, including the Good Design Award, and Urban Development Awards as well, thereby enhancing our brand image and at the same time contributing to the maintenance and enhancement of the asset value of the surrounding areas as well as that of the purchasers.

We will proceed with this business with a focus on the three major metropolitan areas and other regions where demand for high-value-added condominiums exists, thereby gaining greater brand recognition.

Meanwhile, our commitment to urban redevelopment business has continued. Last year saw the completion of Akasaka Garden City office building harmonizing with a verdant park area in downtown Tokyo, and the sales of part of it contributed greatly to our business performance.

Our basic strategy for the urban redevelopment business is to resale redeveloped properties to ensure a stable and continuous flow of profits, rather than simply owning them. In other words, we seek development profits by adding high value to prime real estate in metropolitan areas where development risk is low. Going forward, we will remain committed to quality urban redevelopment projects while paying due consideration to humanity and the environment, as we did with Akasaka Garden City office building.

Real Estate for Leasing Business

By maximizing synergies within the Sekisui House Group through a tighter alliance with Sekiwa Real Estate companies, the management of leasing properties such as block leasing fared well in the Real Estate for Leasing Business. We also directed the Group's entire energies to the strengthening of proposal capacity. In more concrete terms, the Sekiwa Real Estate companies made aggressive efforts in ensuring orders for block leasing and the management of leasing properties, with the aim of creating quality stock by sustaining a high occupancy rate and extensive involvement in maintenance of properties.

Other Businesses

As part of our promotion of customer satisfaction in providing our customers with comfortable residences for the long-term, we have put major efforts into the exterior business and energy-efficient home remodeling businesses targeted at the existing stock of houses built by the company, as we strive to create an organization that can provide comprehensive and high quality homes.

With regard to the remodeling business, we focused on the existing stock of housing to make proactive suggestions about remodeling them into energy-saving housing, such as replacing water heaters with high-efficiency models, installing solar power generation systems, and improving heat insulating performance for the openings of the building.

As a result of the above, non-consolidated orders grew by 9.3% year-on-year to 1,228,735 million yen, and consolidated orders reached 1,610,859 million yen (up 9.0% year on year).

Consolidated net sales also grew substantially by 6.3% to 1,596,183 million yen. Driven by the favorable showings of urban redevelopment business, we also achieved an increase in consolidated profits on all levels: consolidated operating income grew by 39.5% to 111,570 million yen, consolidated recurring income by 40.5% to 114,822 million yen, and consolidated net income by 45.6% to 62,663 million yen.

On the financial balance, we raised capital of 64,794 million yen from the sale of 43 million shares of our treasury stock to invest in blue-chip urban redevelopment projects.

2) Issues for Sekisui House Group

With the understanding that the economy as a whole is on a track to recovery, despite uncertainties about the future economic outlook, such as weak private consumption owing in part to slow private income growth attributed to a low labor's relative share, we intend to push aggressive marketing programs in order to achieve our growth strategy.

With respect to our Built to Order Housing Business, we will further strengthen marketing power by increasing the number and quality of our sales forces and develop new products that will emphasize expanded sales of detached houses and units of [*Sharmezon*]. Our Real Estate for Sale Business will expand the net sales and the net income attributable to the construction of quality housing complexes

and promote sales through a promotional activity, *Machinami Sankan bi* (whereby customers will visit existing subdivisions). The Real Estate for Leasing Business will improve business results through synergic effects from business affiliations between the Company and each of Sekiwa Real Estate companies to the full extent. Other Businesses will enhance marketing power by increased number of and strengthened contract employees and will reduce costs so that operations will become more efficient and business results will improve.

The Basic Act for Housing enacted last year aims at forming safe, secure, quality housing stock and residential environments, making housing trade fair, and facilitating its distribution, thereby realizing affluent housing for the people. Being fully aware of its duty as a public organ, the Group will strive to increase the satisfaction of all three of its major stakeholders, namely, customers, employees, and shareholders, as a trusted enterprise, thereby sincerely fulfilling its responsibilities to society as a whole.

We appreciate the confidence placed in us by our shareholders, and look forward to your continued support.

3) Breakdown of Orders and Net Sales of Sekisui House Group

Millions of yen

	Orders brought forward from previous year	Orders for the year to Jan. 2007	Net sales for the year to Jan. 2007	Orders carried forward to the following year
Built to Order Housing	371,425	705,462	717,677	359,210
Real estate for Sales	83,540	442,058	421,019	104,578
Real estate for Leasing	—	310,211	310,211	—
Other Business	95,493	153,127	147,274	101,346
Total	550,459	1,610,859	1,596,183	565,135

Note:

Each business division is set out in 6) Major businesses.

4) Business Results and Financial Situation

1. Business Results and Financial Situation of Sekisui House Group

Millions of yen

	Year to Jan. 2004	Year to Jan. 2005	Year to Jan. 2006	Year to Jan. 2007
Net sales	1,326,039	1,372,243	1,501,857	1,596,183
Net income	37,761	23,659	43,029	62,663
Net income per share (¥)	¥53.30	¥33.80	¥62.94	¥89.26
Total assets	1,181,012	1,140,231	1,098,203	1,278,770
Net assets	667,964	666,475	685,762	798,302

Notes:

1. Net income per share is calculated based on the average total number of shares issued during the term concerned (treasury stock was excluded).
2. From the fiscal year ended January 2007, the Accounting Standard for Presentation of the Net Assets item of Balance Sheet (Corporate Accounting Standard No. 5, December 9, 2005) and the Accounting Standard for Presentation of the Net Assets item of Balance Sheet Application Guidelines (Corporate Accounting Standards Application Guideline No. 8, December 8, 2005); #5 and #8) have been applied.

5) Plant-and-equipment investment

The aggregate amount of plant-and-equipment investments made by the Sekisui House Group for the year ended January 2007 amounted to 26,691 million yen and the main components were an acquisition of the real estate for investments, an improvement and streamlining of production facilities of each plant.

Funds that were procured during the fiscal year under review were principally dispositions and sales of treasury stock, all of which amounted to 64,794 million yen.

6) Major Businesses

The Company and the Sekisui House Group companies are involved in the contract design, construction, and letting of prefabricated houses. We also buy and sell, act as agents for, lease and manage real estate. The position of each company within the Group is illustrated below.

Built to Order Housing	● Designs and builds steel, wooden and concrete houses and condominiums The main affiliated companies of this division are Sekiha, Ltd., Sekiwa Construction Saitama, Ltd., Sekiwa Construction Yokohama, Ltd., and Sekiwa Construction Osaka, Ltd.
Real Estate for Sales	● Sells houses and real estate and designs and constructs housing on estate land The main affiliated companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., and Sekiwa Real Estate Tohoku, Ltd.
Real Estate for Leasing	● Leases and manages detached houses, apartments, condominiums, commercial buildings, shops etc. The main affiliated companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., and Sekiwa Real Estate Tohoku, Ltd.
Other Business	● Designs and constructs condominiums and commercial buildings, and contracts remodeling of houses, and designs and constructs landscape gardens The main affiliated companies of this division are Sekisui House Remodeling, Ltd., Greentechno Sekiwa, Ltd., and Landtech Sekiwa, Ltd.

The outline of the major business of the Sekisui House Group is set out below:


Housing construction and exteriors
Sekiwa Construction Saitama, Ltd.
Greentechno Sekiwa, Ltd.
And other companies
Housing materials supplier
Sekiha, Ltd.
And other companies
Sekisui House, Ltd.
Providing of materials
Leasing of real estate
Housing Construction
Leasing of real estate
Trade of real estate
House Remodeling
Sekisui House Remodeling, Ltd.
Buying, selling, broking, leasing, managing real estate
Sekiwa Real Estate, Ltd. and other companies
SGM Operation Co., Ltd. and other companies
Housing Construction
House remodeling
Construction of commercial buildings, house remodeling
Leasing of real estate
Trade of real estate
Customer
Other Business
Customer
Real Estate for Leasing
Customer
Real Estate for Sales
Customer
Built to Order Housing

7) Major Operations of Sekisui House Group

1. Location of Major Operations of the Company

Head office:	1-88, Oyodonaka 1-chome, Kita-ku, Osaka
Tokyo office:	15-1, Akasaka 4-chome, Minato-ku, Tokyo

Sales and project headquarters:	City
Metropolitan Area Administration Headquarters	Shibuya-ku, Tokyo
West Japan Administration Headquarters	Osaka
Tohoku Sales Administration Headquarters	Sendai
Tokyo Sales Administration Headquarters	Shibuya-ku, Tokyo
Kanagawa Sales Administration Headquarters	Yokohama
Saitama Sales Administration Headquarters	Saitama
Higashi Kanto Sales Administration Headquarters	Chiba
Kita Kanto Sales Administration Headquarters	Utsunomiya
Chubu Daiichi Sales Administration Headquarters	Nagoya
Chubu Daini Sales Administration Headquarters	Shizuoka
Hokuriku Sales Administration Headquarters	Kanazawa
Kansai Daiichi Sales Administration Headquarters	Osaka
Kansai Daini Sales Administration Headquarters	Kyoto
Hyogo Sales Administration Headquarters	Kobe
Chugoku Sales Administration Headquarters	Hiroshima
Shikoku Sales Administration Headquarters	Takamatsu
Kyushu Sales Administration Headquarters	Fukuoka
Tokken Building Projects Headquarters	Osaka
Condominium Headquarters	Osaka
Development Headquarters	Osaka

Branches:	147 branches
Customer service centers:	66 Customer Service Centers
Factories:	
Tohoku Factory	Shikama-cho, Kami-gun, Miyagi Prefecture
Kanto Factory	Koga-City, Ibaraki Prefecture
Shizuoka Factory	Kakegawa-City, Shizuoka Prefecture
Shiga Factory	Ritto-City, Shiga Prefecture
Yamaguchi Factory	Yamaguchi-City
Hyogo Factory	Kato- City, Hyogo Prefecture
Azai Factory	Nagahama- City, Shiga Prefecture
R&D Institute	
Comprehensive Housing R&D Institute	Kizu-cho, Soraku-gun, Kyoto Prefecture

2. Address of Major Operations of subsidiary companies

Sekiwa Real Estate, Ltd.	Head office: 1-1, Yoyogi 2-chome, Shibuya-ku, Tokyo
Sekiwa Real Estate Kansai, Ltd.	Head office: 1-30, Oyodonaka 1-chome, Kita-ku, Osaka
Sekiwa Real Estate Chubu, Ltd.	Head office: 5-28, Meieki 4-chome, Nakamura-ku, Nagoya
Sekiwa Real Estate Chugoku, Ltd.	Head office: 1-25, Komachi, Naka-ku, Hiroshima
Sekiwa Real Estate Kyushu, Ltd.	Head office: 25-21, Hakataekimae 3-chome, Hakata-ku, Fukuoka
Sekiwa Real Estate Tohoku, Ltd.	Head office: 16-10, Honcho 2-chome, Aoba-ku, Sendai
Sekisui House Remodeling, Ltd.	Head office: 1-90, Oyodonaka 1-chome, Kita-ku, Osaka
SGM Operation Co., Ltd.	Head office: 13, Koyochonaka 5-chome, Higashinada-ku, Kobe
Sekiha, Ltd.	Head office: 27-3, Ariso 2-chome, Imizu-City, Toyama Prefecture

8) Outline of main subsidiaries

Millions of yen

Company Name	Capital	Percentage owned	Main business
Sekiwa Real Estate, Ltd.	1,668	100.0%	Real Estate for Leasing and Sales
Sekiwa Real Estate Kansai, Ltd.	5,829	100.0%	Real Estate for Leasing and Sales
Sekiwa Real Estate Chubu, Ltd.	1,368	100.0%	Real Estate for Leasing and Sales
Sekiwa Real Estate Chugoku, Ltd.	379	100.0%	Real Estate for Leasing and Sales
Sekiwa Real Estate Kyushu, Ltd.	263	100.0%	Real Estate for Leasing and Sales
Sekiwa Real Estate Tohoku, Ltd.	200	100.0%	Real Estate for Leasing and Sales
Sekisui House Remodeling, Ltd.	100	100.0%	Other Business
SGM Operation Co., Ltd.	418	100.0%	Real Estate for Leasing
Sekiha, Ltd.	480	100.0%	Built to Order Housing

(Notes)

1. There are 89 consolidated subsidiaries, and five companies to which equity method of accounting is applied.
2. Nishinomiya Marina City Development Co., Ltd. completed liquidation as of September 12, 2006.

9) Employees

Outline of Sekisui House Group

Number of employees	Change compared to previous year
21,536	773 (increased)

(Note)

The number of employees stated above includes those dispatched to subsidiaries and the like.

Outline of Sekisui House, Ltd.

Number of employees	Change compared to previous year	Average age	Average length of employment
15,900	490 (increased)	38.1 years old	14.5 years

10) Principal Lenders

Millions of yen

Name of lender	Amount of loan
Sumitomo Mitsui Banking Corporation	20,000

2. Outline of Sekisui House Group, as of January 31, 2007

1) Description of Common Shares of the Company

1	Total number of shares authorized to be issued	1,978,281,000 shares
2	Total number of shares issued	709,385,078 shares
3	Total number of shareholders	33,413
4	Details of main shareholders are as follows:	

Name	Details of shareholders' investment	
	Number of shares held (thousands)	Percentage of voting rights to total shares issued
Sekisui Chemical Co., Ltd.	102,168	14.4%

(Note) The Company owns 361 thousand shares as treasury stock but it is not stated in the above table.

2) Outlines of Stock Acquisition Rights

No.1 Stock Acquisition Rights issuance (Stock compensation-type stock option)

1. Number of stock acquisition rights

    48 units

2. Type and number of shares to be issued upon exercise of stock acquisition rights

    48,000 common shares of the Company

3. Issuance price

    Free of charge

4. Amount to be paid in upon exercise of each share warrant

    1 yen per one share

5. Exercise period of stock acquisition rights

    The period in which stock acquisition rights are exercisable will be determined by the board of directors of the Company within the period between April 28, 2006 and April 27, 2026.

6. Conditions for exercise of stock acquisition rights

(i) Holders of stock acquisition rights can exercise their stock acquisition rights from the day following the day on which they lose their positions as directors of the Company or its consolidated subsidiaries (including corporate officers in a case where the Company turns into "company with committees "in the future); auditor, or executive officers (the "start date of exercise of stock acquisition rights").

(ii) Regardless of the description in the above item (i), if either of the following two cases (a) or (b) occurs, holders of stock acquisition rights can exercise their stock acquisition rights within the periods specified.

(a) Holders of stock acquisition rights do not allow the start date of exercise [illegible]
commence before April 27, 2025

Between April 28, 2025 and April 27, 2026

(b) A general shareholders' meeting of the Company approves a resolution for a merger contract in which the Company is dissolved and there are no provisions for having the Company becoming the surviving entity take over responsibilities related to the stock acquisition rights concerned and a resolution for an exchange or transfer of shares in which the Company becomes a wholly-owned subsidiary and there are no provisions for having the Company becoming the parent company with 100% ownership of the Company take over responsibilities related to the stock acquisition rights concerned.

For 15 days from the date following the date on which the approval is granted

(iii) No partial exercise of a single share warrant is allowed.

(iv) The other terms and conditions of the Stock Acquisition Rights shall be provided for in the Stock Acquisition Rights Allotment Agreement entered into between the Company and individual officers to whom stock acquisition rights were allotted.

Possession situation

	Number of stock acquisition rights	Number of shares to be issued upon exercise of stock acquisition rights	Number of the possessors
Director	32	32,000	12
Executive Officers	16	16,000	15
Corporate Auditor	—	—	—

Notes:

1. The figures stated in the above table can not be changed after the delivery of stock acquisition rights on April 27, 2006.
2. The number of Executive Officers stated in the above table does not include Executive Officers who are Directors.

3) Directors and Corporate Auditors

President & Representative Director:	Isami Wada
Executive Vice President & Director:	
Tadashi Iwasaki	Executive Vice President & Executive Officer Assistant to the President, In charge of personnel affairs, Chief Manager of Corporate Management Planning Department President & Representative Director of Sekisui House Umeda Operation Co.,Ltd.
Directors:	
Akira Morimoto	Senior Managing Executive Officer, In charge of environment and construction
Sumio Wada	Senior Managing Executive Officer, In charge of technology, design and purchasing
Kazuo Yoshimitsu	Senior Managing Executive Officer, in charge of condominium and real estate, General Manager of Development Headquarters
Shiro Inagaki	Senior Managing Executive Officer, in charge of accounting & finance and information & computer system
Yuzo Matsumoto	Managing Executive Officer, in charge of production, Superintendent of Shiga Factory
Fumiaki Hirabayashi	Managing Executive Officer, General Manager of Tokyo Administration Office President & Representative Director of Sumai no Toshokan Co., Ltd.
Toshiharu Arakawa	Managing Executive Officer, in charge of TKC Project, Corporate Marketing, and Care Facilities Promotion, General Manager of Tokken Building Projects Headquarters President & Representative Director of Sekiwa Support System, Ltd.
Kiyohide Hirabayashi	Managing Executive Officer, General Manager of West Japan Administration Headquarters and General Manager of Kansai Daiichi Sales Administration Headquarters
Toshinori Abe	Managing Executive Officer, General Manager of Metropolitan Area Administration Headquarters and General Manager of Tokyo Sales Administration Headquarters
Takashi Uchida	Managing Executive Officer, Chief Manager of Accounting & Finance Department
Full-Time Standing Corporate Auditors:	
Hiroshi Itawaki	
Kenichi Kawauchi	
Corporate Auditors:	
Takaharu Dohi	Lawyer
Katsuya Kittaka	Full-time Corporate Auditor of Sekisui Chemical Co., Ltd

Notes:

1. The following Directors and Corporate Auditors resigned on April 27 2006.

Executive Vice President & Director	Hideyuki Tonomura
Executive Vice President & Director	Shichiro Iwane
Executive Vice President & Director	Hiroshi Itawaki
Director	Yasuaki Yamamoto
Director	Saburo Matsuyoshi
Director	Kunitada Suzuki
Full-Time Standing Corporate Auditor	Mikio Yamada
Corporate Auditor	Yoshiharu Takahashi

2. Directors Messrs. Fumiaki Hirabayashi, Toshiharu Arakawa, Kiyohide Hirabayashi, Toshinori Abe, Takashi Uchida and Full-Time Standing Corporate Auditor Mr. Hiroshi Itawaki and Corporate Auditor Mr. Katsuya Kittaka were newly elected at the 55th General Meeting of Shareholders held on April 27, 2006 and assumed the office.
3. Corporate Auditors Messrs. Takaharu Dohi and Katsuya Kittaka are external Corporate Auditors as prescribed in Section 16 of Article 2 of the Corporation Law.
4. In order to promote prompt management through a clear distinction between the decision-making and the business operations of the management system and to create a management structure that can accurately meet the needs of a volatile economic and market environment, the Company has adopted an Executive Officer System. In addition to the executive officers mentioned above, who simultaneously serve as Directors, the Company has a Board of fifteen (15) full-time executive officers, appointed on January 31, 2007.
5. The duty of the Director was changed on February 1, 2007 as set forth below:

   Yuzo Matsumoto — Managing Executive Officer, General Manager of Manufacturing Headquarters and Superintendent of Shiga Factory

4) Remunerations paid for Directors and Corporate

	Directors		Corporate Auditors		Total	
	Number of people	Remunerations (Millions of yen)	Number of people	Remunerations (Millions of yen)	Number of people	Remunerations (Millions of yen)
Remunerations based on a general meeting of stockholders resolution	12	327	4	60	16	387
Officers' bonuses accounted for as costs	12	230	—	—	12	230

Notes:

1. Remuneration and like payments have been made to the Directors based on the resolution (43 million yen or less per month for all Directors as a group) of the 43 rd Ordinary General Meeting of Shareholders held on April 27,1994, and also to Corporate Auditors based on the resolution (9 million yen or less per month for all Corporate Auditors as a group) of the 55 th Ordinary General Meeting of Shareholders held on April 27, 2006.
2. The officers' bonuses accounted for as costs in the above table are made in consideration for the services rendered during the fiscal year under review and are scheduled to be paid based on a resolution to be adopted at the 56 th Ordinary General Meeting of Shareholders that will be held on April 26, 2007. Furthermore, the officers' bonuses in an amount of 156 million yen will be paid during the fiscal year under review for services rendered during the fiscal year ended January 31, 2006, which was a part of the proposed appropriation of retained earnings approved by the 55 th Ordinary General Meeting of Shareholders held on April 27, 2006.
3. In addition to the table above, it was resolved at the 55th Ordinary General Meeting of Shareholders held on April 27, 2006 that payment of retirement bonuses will be suspended due to the abolition of the retirement bonuses system for Directors and Corporate Auditors. The aggregate amount of retirement bonuses to be paid for the services rendered during the respective period at the time of severance to Seven (7) Directors elected at the aforesaid meeting and reassumed offices and two (2) Corporate Auditors continuing on in office after the close of the aforesaid meeting, is 462 million yen.

5) Outline of Independent Public Accountants

1. Name Shin Nihon & Co.

2. Remuneration

	Remuneration
The aggregate amount of remuneration payable to independent public accountants by the Company	¥75 million
The aggregate amount of remuneration payable to independent public accountants	¥114 million

Note:

The amount of remuneration for auditing made pursuant to the Corporation Law and the amount of remuneration pursuant to the Securities and Exchange Law are not divided in the Auditing Agreement, which both the Company and the independent public accountants agreed to. Also, since it is impossible to state separately in practice, the amount represents the total amount of the remuneration paid by the Company.

Note:

Amounts of the Business Report are given in the stated unit of the presentation, by disregarding any amount less than the stated unit of the presentation.

CONSOLIDATED BALANCE SHEETS

As of January 31, 2007

Millions of yen

Assets	1,278,770	Liabilities	480,467
Current assets	**899,057**	**Current Liabilities**	**379,040**
Cash on hand and deposits with banks	229,498	Notes payable and accounts payable-construction	169,604
Notes receivable and accounts receivable-construction	84,303	Accrued income taxes	38,464
Marketable securities	1,447	Advances received	98,105
Inventories	499,226	Allowance for bonuses	20,241
Deferred tax assets	55,033	Allowance for bonuses to directors	839
Other current assets	31,452	Reserve for warranty on completed works	2,802
Allowance for doubtful accounts	(1,904)	Other current liabilities	48,983
Fixed Assets	**379,713**	**Long-term Liabilities**	**101,426**
Tangible fixed assets	**207,700**	Long-term loans payable	20,049
Buildings	96,980	Deposit and warranty	53,145
Structures	12,574	Deferred tax liability	2,892
Machinery and equipment	6,081	Accrued retirement benefits for employees	21,703
Land	88,497	Accrued retirement benefits for directors, corporate auditors and executive officers	1,099
Constructions in progress	3,567	Negative goodwill	32
Intangible fixed assets	**7,213**	Other long-term liabilities	2,504
Industrial property	48		
Ground lease	2,011		
Software	4,239	**Net assets**	**798,302**
Utility rights	46	**Shareholders' Equity**	773,862
Telephone rights	868	**Paid-in capital**	186,554
Investments and other assets	**164,799**	**Capital surplus**	254,133
Investments in securities	91,651	**Retained earnings**	333,837
Long-term loans receivable	35,312	**Less treasury stock, at cost**	(662)
Deferred tax assets	1,653	**Valuation and translation adjustments**	24,181
Other investments and assets	37,790	**Net unrealized holding gain (loss) on securities**	24,035
Allowance for doubtful accounts	(1,608)	**Translation adjustment**	145
		Minority Interests	258
Total Assets	**1,278,770**	**Total Liabilities and Shareholders' Equity**	**1,278,770**

CONSOLIDATED STATEMENT OF INCOME	
From February 1, 2006 to January 31, 2007	
Millions of yen	
Net sales	**1,596,183**
Cost of sales	**1,267,995**
Gross profit on sales	**328,188**
Selling, general and administrative expenses	**216,617**
Operating income	**111,570**
Non-operating income	**6,802**
Interest and dividend received	2,647
Equity in earnings of affiliates	298
Other income	3,857
Non-operating loss	**3,551**
Interest paid	105
Other expenses	3,445
Recurring income	**114,822**
Extraordinary income	**477**
Gain from sales of investment securities	477
Extraordinary loss	**3,888**
Loss on devaluation of real land held for sale	2,828
Loss from sales or retirement of fixed assets	1,016
Loss on devaluation of membership rights	36
Loss on devaluation of investment in securities	7
Income before taxes	**111,411**
Current Income taxes	42,165
Deferred income taxes	6,581
Minority interests	0
Net income	**62,663**

Consolidated Statement of Shareholders' Equity (Feb. 1, 2006-Jan. 31, 2007)

Millions of yen

	Shareholders' equity				
	Paid-in capital	Capital surplus	Retained earnings	Treasury stocks	Total
Balance at beginning of year	186,554	237,522	285,574	(48,379)	661,271
Changes for current fiscal year					
Dividends from surplus	-	-	(13,754)	-	(13,754)
Bonuses to directors, etc	-	-	(644)	-	(644)
Net income	-	-	62,663	-	62,663
Gain of treasury stocks	-	-	-	(481)	(481)
Sale of treasury stocks	-	16,610	-	48,198	64,808
Net changes of items other than "Shareholders' Equity" during current fiscal year	-	-	-	-	-
Total changes during current fiscal year	-	16,610	48,263	47,716	112,590
Balance at end of year	186,554	254,133	333,837	(662)	773,862

	Valuation and translations adjustments			Minority interests	Total net assets
	Net unrealized holding gain (loss)	Translation adjustment	Total		
Balance at beginning of year	24,530	(40)	24,490	271	686,034
Changes for current fiscal year					
Dividends from surplus	-	-	-	-	(13,754)
Bonuses to directors, etc	-	-	-	-	(644)
Net income	-	-	-	-	62,663
Gain of treasury stocks	-	-	-	-	(481)
Sale of treasury stocks	-	-	-	-	64,808
Net changes of items other than "Shareholders' Equity" during current fiscal year	(495)	186	(309)	(13)	(322)
Total changes during current fiscal year	(495)	186	(309)	(13)	112,268
Balance at end of year	24,035	145	24,181	258	798,302

List of Notes to Consolidated Financial Statements

1. Notes to Significant Matters which are Basis for Preparation of Consolidated Financial Statements

1. Scope of Consolidation

Consolidated subsidiaries: 89, including Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Tohoku, Ltd. and other companies.

Changes in scope of consolidation

New establishment:	MAST Rent, Ltd. (The trading name was changed to "Sekiwa Rent, Ltd. as of March 1, 2007.)
Removed:	Nishinomiya Marina City Development Co., Ltd. completed the liquidation
	Greentechno Sekiwa Fukuoka, Ltd. was dissolved due to a merger with other subsidiary.

All 89 subsidiaries are consolidated.

2. Application of equity method

Affiliated companies accounted for by the equity method: 5 including Rokko Island Energy Services Co., Ltd., Shin Nishinomiya Yacht Harbor Co., Ltd., The Mortgage Corporation of Japan, Ltd., Almetax Manufacturing Co., Ltd. and PFI Mizu to Midori no Kenko-toshi, Ltd.

Changes in scope of equity method —

Investment in the 5 related companies is accounted for by the equity method.

3. Term-ends of consolidated subsidiaries

The fiscal year of Sky Rail Service Co., Ltd. ends on March 31. In preparing the consolidated financial statements, the Company provisionally settles the accounts of that subsidiary as of January 31 and utilizes these accounts. The year-end of SEKISUI DEUTSCHLAND BAU G.m.b.H is December 31 and the Company uses these statements, adjusted as required for significant transactions till January 31, in preparing its consolidated financial statements.

4. Summary of significant accounting policies

(1) Basis and method for valuation for significant assets

(a) Marketable securities:

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Other marketable securities:

• Stocks with market value:

Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full net asset costing method; cost of disposal is calculated by the moving average method)

• Stocks with no available market value:

At cost based on the moving average method

(b) Derivatives: Market value method

(c) Inventories:

(i) Expenditure on uncompleted construction, buildings for sale, land for sale, and uncompleted land held for sale: At cost based on individual cost method

(ii) Other inventories: At cost based on moving average method

(2) Depreciation and amortization methods used for main depreciable and amortizable assets:

(i) Tangible fixed assets:

The Company applies the straight-line method to buildings (excluding attached structures), and the declining balance method to other tangible assets. The overseas consolidated subsidiaries applies straight-line method to tangible fixed assets.

(ii) Intangible fixed assets:

The Company applies the straight-line method to intangible fixed assets.

(3) Basis for accounting for significant allowances

(a) Allowance for doubtful accounts

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(b) Allowance for bonuses

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in that fiscal year.

(c) Allowance for bonuses to directors

To prepare for bonus payments to directors, the Company provides for the estimated amount.

(d) Allowance for compensation payments on completed works

Provisions for losses and guarantee expenses due to post-completion defects are recorded based on historical repair and other costs arising from completed structures and detached housing.

(e) Allowance for accrued retirement benefits for employees

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the relevant consolidated fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(Change in accounting policies)

Effective from the accounting period under review, the Company has adopted the "Partial Revision of Accounting Standard for Retirement Benefits (Accounting Standards

Board Statement No. 3") and the "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits (Financial Accounting Standards Implementation Guidance No.7)," both issued by the Accounting Standards Board of Japan on March 16, 2005. As a result of the adoption of this new accounting standard, "Operating Income", "Recurring Income," and "Income before taxes and minority interests" have increased by 1,207 million yen each.

(f) Reserve for retirement benefit to directors, executive officers and corporate auditors

To allow for retirement benefit to directors, executive officers and corporate auditors, the Company provides the required amounts at the end of the fiscal year based on internal regulations.

(Additional information)

At the end of the accounting period under review, the Company discontinued the retirement benefit plan for retiring directors, corporate auditors and executive officers. With this action, the "Reserve for retirement benefit to directors, executive officers and corporate auditors" has been reversed, and 585 million yen of the amount due at the end of the accounting period under review is included under "Other Long Term Liabilities."

(4) Basis for converting significant foreign currency-denominated assets and liabilities into yen

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income. The assets, liabilities, revenues and expenses of overseas subsidiaries are translated into yen at the rate of exchange in effect at the subsidiaries balance sheet dates and translation differences are included in the foreign exchange translation adjustment account in shareholders' equity.

(5) Accounting for significant lease transactions

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

(6) Main hedge accounting methods

(a) Hedge accounting methods

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(b) Hedging instruments and targets

The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(c) Hedging policies

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange rates etc. The use of exchange contracts does not exceed the amount of import transactions.

(d) Methods of assessing hedge effectiveness

For forward exchange contract transactions the Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant instruments and hedge targets, and where the cash flow is fixed.

(7) Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. Consumption taxes not subject to fixed asset related deductions at consolidated subsidiaries whose main business is real estate for leasing are recorded in "Other investments and other assets" on the relevant balance sheets are amortized on a straight line basis over 5 years. Other consumption taxes not subject to deductions are expensed in the consolidated fiscal year in which they arise.

5. Assessing the assets and liabilities of consolidated subsidiaries

The Company uses full market value method to assess the assets and liabilities of consolidated subsidiaries.

6. Amortization of Goodwill and Negative Goodwill

Goodwill is principally amortized over 5 year by the straight line method from the year in which it arises. In case that the amount of the goodwill is small, all amounts are recognized as income or loss in the year in which they arise.

7. Changes in Significant Matters which are Basis for Preparation of Consolidated Financial Statements

(1) Accounting policies relating to presentation of net assets in the balance sheets

Effective from the accounting period under review, the Company has adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board Statement No.5)" and the "Implementation Guidance for Accounting Standard for Presentation of Net Assets in the Balance Sheet (Financial Accounting Standards Implementation Guidance No. 8), "both issued by the Accounting Standards Board of Japan on December 9, 2005. The amount corresponding to the conventional "Shareholders' Equity" in the balance sheet is 798,044 million yen.

(2) Accounting policies relating to bonuses to directors

Effective from the accounting period under review, the Company has adopted the "Accounting Standard for Directors' Bonuses (Accounting Standards Board Statement No. 4)," issued by the Accounting Standards Board of Japan on November 29, 2005. As a result, "Administrative expenses" has increased by 839 million yen, and "Operating income", "Recurring income" and "Income before taxes and minority interests" have decreased by the same amount.

2. Notes to the Consolidated Balance Sheet

1. Collateralized assets

Millions of yen

Collateralized assets		Secured liabilities	
Type	Book value at the end of year	Details	Balance at the end of year
Stocks	1	Liabilities of PFI Mizu to Midori no Kenko-toshi, Ltd.	—
Buildings	725	Deposits on contract	180
Land	4,164	Deposits on contract with establishment of leasehold	1,663
		Borrowings from banks	1,111
Total	4,892	Total	2,955

2. Accumulated depreciation of tangible fixed assets ¥ 151,435 million

3. Liabilities guaranteed

Long-term loans (for the purpose of acquiring homes) ¥ 82,550 million

(Additional information)

Changes in holding purpose of assets:

Investment properties of 6,408 million yen, which were reported under fixed assets as at January 31, 2006, have been reclassified under buildings for sale and land for sale. In addition, real estate held for sale of 2,952 million yen, which was reported under inventories as at January 31, 2006, has been reclassified under land and buildings.

3. Notes to the Statement of shareholders' equity

1. Total number of shares issued

Common shares 709,385,078 shares

2. Matters related to dividends

1. Dividends paid to shareholders

Resolve	Type	Cash dividends paid	Dividends per share	Record date	Effective date
April 27, 2006 The annual shareholders' meeting	Ordinary shares	6,662 million yen	10.00 yen	Jan. 31, 2006	Apr. 28, 2006
August 31, 2006 The meeting of the board of directors	Ordinary shares	7,091 million yen	10.00 yen	July 31, 2006	Sep. 29, 2006

2. Dividends whose record date is attributable to the accounting period under review but effective after the accounting period under review

Resolve	Type	Funds for dividends	Cash dividends paid	Dividends (per share)	Record date	Effective date
April 26, 2007 The annual shareholders' meeting	Ordinary shares	Retained earnings	8,508 million yen	12.00 yen	Jan. 31, 2007	April 27, 2007

3. Number of shares to be issued upon exercise of share warrants

Common shares 48,000 shares

4. Notes to the information per share

1. Shareholders' equity per share	¥1,125.75
2. Net income per share	¥89.26

Note:

Amounts of the Consolidated Balance Sheet, Consolidated Statement of Income, Significant Consolidated Accounting Policies, Notes to Consolidated Balance Sheet and Consolidated Statement of Income are given in the stated unit of the presentation, by disregarding any amount less than the stated unit of the presentation.

NON-CONSOLIDATED BALANCE SHEETS

As of January 31, 2007

Millions of yen

Assets	1,173,431	Liabilities	436,641
Current assets	**821,569**	**Current Liabilities**	**385,275**
Cash on hand and deposits with banks	184,148	Notes payable-trade	67,630
Notes receivable-trade	266	Accounts payable-trade	42,438
Accounts receivable-construction	71,305	Accounts payable-construction	52,654
Accounts receivable-real estate	9,422	Accounts payable-other	8,062
Marketable securities	1,397	Accrued expenses	14,398
Prepaid expenses for construction in progress	49,639	Income taxes payable	33,082
Buildings for sale	69,938	Consumption taxes payable	6,890
Land for sale	318,843	Advances received-construction	65,231
Land for sale in process	32,599	Advance received-other	6,948
Half-finished goods and goods in progress	3,264	Deposits received	69,149
Processed materials and stored goods	2,243	Allowance for bonuses	15,759
Advance payments	5,610	Allowance for bonuses to directors	230
Prepaid expenses	5,298	Reserve for warranty on completed works	2,799
Accounts receivable-other	15,493		
Deferred tax assets	50,501		
Other current assets	2,897		
Allowance for doubtful accounts	(1,283)		
Fixed Assets	**351,862**	**Long-term Liabilities**	**51,366**
Tangible fixed assets	**163,626**	Long-term debt	20,000
Buildings	67,349	Deposits and guaranty received	6,594
Structures	4,575	Deferred tax liability	3,796
Machinery and equipment	11,425	Accrued pension and severance costs	20,267
Vehicles and delivery equipment	169	Other long-term liabilities	707
Tools, furniture and fixtures	4,685		
Land	73,970		
Constructions in progress	1,450		
Intangible fixed assets	**5,454**	**Net assets**	**736,790**
Industrial property	32	**Shareholders' Equity**	**712,674**
Ground lease	1,608	**Paid-in capital**	**186,554**
Software	3,103	**Capital surplus**	**258,918**
Telephone subscription rights	685	Legal reserve	242,307
Utility rights	24	Other	16,610
Investments and other assets	**182,781**	**Retained earnings**	**267,746**
Investment in securities	89,812	Legal reserve	23,128
Investment in subsidiaries and partnership	40,013	Other	244,618
Long-term loans receivable	35,566	Reserve for dividends	15,000
Long-term prepaid expenses	778	General reserve	176,800
Deposit and guaranty	12,875	Retained earnings carried forward	52,818
Other investments	5,287	**Treasury stock**	(544)
Reserve for losses from investments in subsidiariesM	(682)	**Valuation and translation adjustments**	24,115
Allowance for doubtful accounts	(870)	Net unrealized holding gain (loss) on securities	24,115
Total Assets	**1,173,431**	**Total Liabilities and net assets**	**1,173,431**

NON-CONSOLIDATED STATEMENT OF INCOME	
From February 1, 2006 to January 31, 2007	
Millions of yen	
Net sales	**1,216,901**
Construction	910,462
Real estate	306,439
Cost of sales	**955,990**
Construction	718,008
Real estate	237,981
Gross profit on sales	**260,911**
Total gross profit from construction	192,454
Total gross profit from sales of real estate	68,457
Selling, general and administrative expenses	**173,233**
Operating income	**87,678**
Non-operating income	**8,012**
Interest and dividend received	5,009
Other income	3,003
Non-operating loss	**2,970**
Interest paid	102
Other expenses	2,868
Recurring income	**92,720**
Extraordinary income	**477**
Gain from sales of investment securities	477
Extraordinary loss	**3,748**
Loss on devaluation of real land held for sale	2,781
Loss from sales or retirement of fixed assets	935
Loss on devaluation of membership rights	25
Loss on devaluation of investment in securities	7
Income before taxes	**89,448**
Current Income taxes	32,955
Deferred income taxes	4,712
Net income	**51,781**

Statement of shareholders' equity (Feb. 1, 2006 –Jan. 31, 2007)

millions of yen

	Shareholders' equity								
		Additional paid-in capital			Retained earnings				
						other			
	Paid-in Capital	Capital reserve	Other legal capital surplus	Total	Legal reserve	Reserve for dividends	General reserve	Retained earnings carried forward	Total
Balance at beginning of year	186,554	242,307	–	242,307	23,128	15,000	162,300	29,446	229,875
Changes for this period									
Dividends from surplus	–	–	–	–	–	–	–	(13,754)	(13,754)
Bonuses to directors, etc	–	–	–	–	–	–	–	(156)	(156)
Net income	–	–	–	–	–	–	–	51,781	51,781
Gain of treasury stocks	–	–	–	–	–	–	–	–	–
Sale of treasury stocks	–	–	16,610	16,610	–	–	–	–	–
Provision for general reserve	–	–	–	–	–	–	14,500	(14,500)	–
Net changes of items other than "Shareholders' Equity" during the period	–	–	–	–	–	–	–	–	–
Total	–	–	16,610	16,610	–	–	14,500	23,371	37,871
Balance at end of year	186,554	242,307	16,610	258,918	23,128	15,000	176,800	52,818	267,746

	Shareholders' equity		Valuation and translation adjustments		Total net assets
	Treasury stocks	Total	Net unrealized holdings gain (loss) on securities	Total	
Balance at beginning of year	(48,262)	610,474	24,600	24,600	635,074
Changes for this period					
Dividends from surplus	-	(13,754)	-	-	(13,754)
Bonuses to directors, etc	-	(156)	-	-	(156)
Net income	-	51,781	-	-	51,781
Gain of treasury stocks	(479)	(479)	-	-	(479)
Sale of treasury stocks	48,198	64,808	-	-	64,808
Provision for general reserve	-	-	-	-	-
Net changes of items other than "Shareholders' Equity" during this period	-	-	(485)	(485)	(485)
Total changes during this period	47,718	102,200	(485)	(485)	101,715
Balance at end of year	(544)	712,674	24,115	24,115	736,790

List of Notes to Non-Consolidated Financial Statements

1. Summary of Significant Accounting Policies

1. Basis and method of valuation of Assets:

(1) Marketable securities:

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Shares held in subsidiaries or affiliated companies: At cost based on moving average method

(iii) Other marketable securities:

- Stocks with market value:

  Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full capital costing method; cost of disposal is calculated by the moving average method)

- Stocks with no available market value:

  At cost based on the moving average method

(2) Derivatives: Market value method

(3) Inventories:

(i) Prepaid expenses for construction in progress, Buildings for sale, Land for sale, and Land for sale in process: At cost based on actual cost method

(ii) Half-finished goods and goods in progress, Processed materials and Stored goods: At cost based on moving average method.

2. Depreciation of fixed assets:

(i) Tangible fixed assets: The Company applies the straight-line method to buildings (excluding attached structures), and to other tangible assets applies the declining balance method. Expected life of assets is calculated to standards in accordance with corporate tax regulations.

(ii) Intangible fixed assets: The Company applies the straight-line method to intangible fixed assets. Expected life of assets is calculated to standards in accordance with corporate tax regulations, except for company-use software, which is straight-line depreciated over its expected useful life of 5 years.

3. Basis for converting foreign currency-denominated assets and liabilities into yen:

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income.

4. Basis for accounting for allowances:

(i) Allowance for doubtful accounts:

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(ii) Allowance for appraisal losses on investment in related companies:

Potential losses on investment in related companies are prepared for by recording their value after taking into consideration the composition of the assets.

(iii) Allowance for bonuses:

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in that financial period.

(iv) Allowance for bonuses to directors:

To prepare for bonus payments to directors the Company provides for the estimated amount.

(v) Allowance for compensation payments on completed works:

Provisions for losses and guarantee expenses due to post-completion defects are recorded based on historical repair and other costs arising from completed structures and detached housing.

(vi) Allowance for accrued retirement benefits for employees

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the relevant consolidated fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(Change in accounting policies)

Effective from the accounting period under review, the Company has adopted the "Partial Revision of Accounting Standard for Retirement Benefits (Accounting Standards Board Statement No.3)" and the "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits (Financial Accounting Standards Implementation Guidance No.7," both issued by the Accounting Standards Board of Japan on March 16, 2005. As a result of the adoption of this new accounting standard, "Operating income," "Recurring Income," and "Income Before income taxes and minority interests" have increased by 1,104 million yen each.

5. Accounting for lease transaction:

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

6. Main hedge accounting methods:

(i) Hedge accounting methods:

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(ii) Hedging instruments and targets:

The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(iii) Hedging policies:

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange rates etc. The use of exchange contracts does not exceed the amount of import transactions.

(iv) Methods of assessing hedge effectiveness:

For forward exchange contract transactions the Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

7. Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. The amount in excess of consumption taxes subject to deductions are expensed in the consolidated fiscal year in which they arise.

8. Change in accounting policies

(i) Accounting standard for presentation of net assets in the balance sheet :

Effective from the accounting period under review, the Company has adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board Statement No. 5)" and the "Implementation Guidance for Accounting Standard for Presentation of Net Assets in the Balance Sheet (Financial Accounting Standards Implementation Guidance No. 8)," both issued by the Accounting Standards Board of Japan on December 9, 2005.

The amount corresponding to the conventional "Shareholders' Equity" in the balance sheet is 736,790 million yen.

(ii) Accounting standard for allowance for bonuses to directors, executive officers and corporate auditors:

Effective from the accounting period under review, the Company has adopted the "Accounting Standard for Directors' Bonuses (Accounting Standards Board Statement No. 4)," issued by the Accounting Standards Board of Japan on November 29, 2005. As a result, administrative expenses increased by 230 millions of yen, and "Operating income", "Recurring income" and "Income before taxes and minority interest" have decreased by the same amount.

2. Notes to the Balance Sheet

1. Collateralized assets

Millions of yen

Collateralized assets		Secured liabilities	
Type	Book value at the end of year	Contents	Balance at the end of year
Stocks	2	Liabilities of PFI Mizu to Midori no Kenko-toshi, Ltd.	—
Land	3,972	Deposits on contract with establishment of leasehold	1,663
Total	3,974	Total	1,663

2. Accumulated depreciation of tangible fixed assets ¥134,209 million

3. Liabilities guaranteed

Long-term loans (for the purpose of acquiring homes) ¥81,956 million

4. Pecuniary claims and debts to subsidiaries

Millions of yen

Short-term pecuniary claims to subsidiaries	2,757
Long-term pecuniary claims to subsidiaries	2,630
Short-term pecuniary debts to subsidiaries	74,887

5. Pecuniary claims and debts to Directors

Millions of yen

Long-term loans (for the purpose of acquiring homes)	15
Advances received-construction, Deposits received	9

(Additional information)

Reserve for retirement benefits for retiring directors, corporate auditors and executive officers

At the end of the accounting period under review, the Company discontinued the retirement benefit plan for retiring directors, corporate auditors and executive officers. With this action, the "Reserve for Retirement Benefits for Retiring Directors, Corporate Auditors and Executive Officers" has been reversed, and 585 million yen of the amount due at the end of the accounting period under review is included under "Other Long-term liabilities."

Investment properties of 5,041 million yen, which were reported under fixed assets, have been reclassified under buildings for sale and land for sale. In addition, real estate held for sale of 2,952 million yen, which was reported under inventories, has been reclassified under land and buildings.

3. Notes to the Statement of Income

Transactions with subsidiaries	*Millions of yen*
Sales to subsidiaries	9,427
Purchases from subsidiaries	241,082
Non-operating transactions	380

4. Notes to the Statement of shareholders' equity

Type and numbers of shares outstanding and treasury stock

Type of shares	Common shares
Outstanding shares (non-consolidated) as of Jan. 31, 2006	43,097,146 shares
Number of shares increased	272,521 shares
Number of shares decreased	43,008,601 shares
Outstanding shares (non-consolidated) as of Jan. 31, 2007	361,066 shares

(Notes)

1. Breakdown of the number of increased ordinary shares held in treasury

Increase due to requests for additional purchases of fractional shares 272,521 shares

2. Breakdown of the number of decreased ordinary shares held in treasury

Decrease due to disposal of treasury stock 43,000,000 shares

Decrease due to requests for additional purchases of fractional shares 8,601 shares

5. Notes of Tax effect accounting

Significant components of deferred tax assets and liabilities

Millions of yen

	Year to January 31, 2007
Deferred tax assets	
Loss on revaluation of land for sale	40,587
Allowance for accrued retirement benefits for employees	8,447
Accumulated impairment loss	6,482
Allowance for bonuses	6,295
Accrued enterprise tax	2,623
Allowance for compensation payments on completed works	1,130
Accrued social insurance premium	717
Other	1,477
Subtotal deferred tax assets	**67,758**
Valuation allowance	**(4,699)**
Total deferred tax assets	**63,059**
Deferred tax liabilities	
Net unrealized holding gain (loss) on securities	(16,346)
Other	(7)
Total deferred tax liabilities	**(16,354)**
Net deferred tax assets and net deferred tax liabilities	46,704

Note:

1. The main valuation allowances are the accumulated loss on impairment of fixed assets that were judged non-deferrable.
2. Net amount of deferred tax assets for the fiscal year under review is included in the following items of the balance sheets.

   Current assets – Deferred tax assets: 50,501 million yen

   Fixed assets – Deferred tax liabilities: (3,796) million yen

6. Notes of Fixed Assets to use by a lease

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee:

(1) Acquisition costs, accumulated depreciation and balance of leased assets as of January 31, 2007:

Millions of yen

	Acquisition costs	Accumulated depreciation	Balance as at the end year
Buildings	38,210	23,502	14,708
Machinery and equipment	8	1	6
Vehicles and delivery equipment	159	61	98
Tools, furniture and fixtures	6,985	5,232	1,752
Software	1,434	757	676
Total	46,798	29,555	17,242

(Note) Acquisition costs are calculated after deducting the interest portion thereon.

(2) Future minimum lease payments subsequent to January 31, 2007 are summarized as follows:

Due in one year or less	6,014 million yen
Due after one year	11,977million yen
Total	17,992 million yen

(Note) The future minimum lease payments are calculated after deducting the interest portion thereon.

(3) Lease payments, depreciation of leased assets and interest portion are shown below:

Lease payments:	7,086 million yen
Depreciation of leased assets:	6,708 million yen
Interest portion	335 million yen

(4) Method of calculation of depreciation:

Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming a residual value of zero.

(5) Method of calculation of interest portion:

The difference between the total amount of lease and acquisition costs of leased assets is recognized as interest portion, and the method to distribute to respective term is based on the interest law.

(Impairment loss)

There are no impairment losses distributed to the leased assets, so that the item relating thereto are not stated.

7. Notes to the information per share

1. Shareholders' equity per share	¥1,039.16
2. Net income per share	¥73.75

Note:

Amounts of the Balance Sheet, Statement of Income, Notes to Balance Sheet and Statement of Income are given in the stated unit of the presentation, by disregarding any amount less than the stated unit of the presentation.

Certified Copy of Accounting Auditors' Report with respect to Consolidated Financial Statements

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

March 13, 2007

The Board of Directors
Sekisui House, Ltd.

From: Shin Nihon & Co.
Mitsuo Kamimoto
Representative Partner
Certified Public Accountant
Tsugio Takahashi
Representative Partner
Certified Public Accountant
Ken Watabe
Representative Partner
Certified Public Accountant

We have examined the consolidated financial statements including consolidated balance sheet, the consolidated statement of income, consolidated statement of shareholders' equity and list of notes to consolidated financial statements for the fiscal year from February 1, 2006 to January 31, 2007, for the purpose of reporting under the provisions of Article 444, Section 4 of the Corporation Law. The preparation of the consolidated financial statements is the responsibility of the Company's management. Our responsibility is to independently express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. As a result of the audit, we hereby acknowledges that the consolidated financial statements above fairy present the status of assets and income of the Sekisui House Group consisting of the Company and its consolidated subsidiaries, in conformity with the accounting standards generally accepted and applied in Japan.

There are no interests between the Company and this audit company or the Representative Partners that require disclosure pursuant to the provisions of the Law Concerning Certified Public Accountants.

- End -

Certified Copy of Report of Board of Corporate Auditors with respect to the Consolidated Financial Statements

AUDIT REPORT CONCERNING CONSOLIDATED FINANCIAL STATEMENTS

The Board of Corporate Auditors prepared this audit report for the consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, consolidated statement of shareholders' equity and list of notes to consolidated financial statements) during the fiscal year (February 1, 2006 to January 31, 2007), upon deliberation among the Corporate Auditors after the receipt of the audit report prepared by each Corporate Auditor. Our report is given below.

1. Method and Contents of Audit by Corporate Auditors and the Board of Corporate Auditors

The Board of Corporate Auditors determined accounting policies and duties and the like assigned to each Corporate Auditor, received reports and explanations on audit and results of audit from each Corporate Auditor, received reports on the execution of duties of Directors, etc. and the Accounting Auditors and requested additional explanations, as necessary.

Each Corporate Auditor, in accordance with, *inter alia*, the audit policy set up and the duties assigned by the Board of Corporate Auditors, has received reports with respect to the consolidated financial statements from Directors, Executive Officers and employees, etc. and requested additional explanation from them as necessary, and superintended and examined whether the Accounting Auditors maintained the independent position and performed due audit, received reports on the execution of their duties from the Accounting Auditors and requested additional explanation as necessary.

In addition, the Company received a notice from the Accounting Auditors that they have prepared the "System to ensure appropriate execution of audit (matters prescribed in each item of Section 159 of the Corporate Accounting Rules)" in accordance with, among other things, the "Quality Management Standards for Audit" (Business Accounting Board, October 28, 2005) and requested additional explanation from them, as necessary.

In accordance with the method stated above, the Board of Corporate Auditors examined the consolidated financial statements for the fiscal year under review.

2. Results of Audit

We confirmed that the method and the result of the audit carried out by Shin Nihon & Co. independent accountants are fair.

March 19, 2007

Board of Corporate Auditors of Sekisui House, Ltd.
Hiroshi Itawaki, Standing Corporate Auditor (full-time)
Kenichi Kawauchi, Standing Corporate Auditor (full-time)
Takaharu Dohi, Corporate Auditor
Katsuya Kittaka, Corporate Auditor

Certified Copy of Accounting Auditors' Report

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

March 13, 2007

The Board of Directors
Sekisui House, Ltd.

From: Shin Nihon & Co.
Mitsuo Kamimoto
Representative Partner
Certified Public Accountant
Tsugio Takahashi
Representative Partner
Certified Public Accountant
Ken Watabe
Representative Partner
Certified Public Accountant

We have examined the non-consolidated financial statements for the 56th fiscal year (from February 1, 2006 to January 31, 2007) including the balance sheet, statement of income, statement of shareholders' equity, list of notes to financial statements and attached schedules, pursuant to the provisions of Article 436, Section 2, item 1 of the Corporation Law. The preparation of financial statements is the responsibility of the Company's management. Our responsibility is to independently express an opinion on the financial statements and attached schedules based on our audits.

We conducted our audits in accordance with the auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and attached schedules. We believe that our audits provide a reasonable basis for our opinion.

As a result of the audit, we hereby acknowledges that the financial statements and attached schedules above fairy present the status of assets and income of the Company, in conformity with the accounting standards generally accepted and applied in Japan.

There are no interests between the Company and this audit company or the Representative Partners that require disclosure pursuant to the provisions of the Law Concerning Certified Public Accountants.

- End -

Certified Copy of Report of Board of Corporate Auditors

AUDIT REPORT

The Board of Corporate Auditors prepared this audit report based on audit reports prepared by each Corporate Auditor upon deliberation of the Corporate Auditors with respect to execution of duties by Directors for the 56th fiscal year (February 1, 2006 to January 31, 2007) and report as follows:

1. Method and Contents of Audit by Corporate Auditors and the Board of Corporate Auditors

The Board of Corporate Auditors determined accounting policies and duties assigned to each Corporate Auditor, received reports and explanations on the audit and result of audit from each Corporate Auditor, received reports on the execution of duties of Directors and Accounting Auditors and requested additional explanations as necessary.

Each Corporate Auditor, in accordance with, *inter alia*, the audit policy set up and the duties assigned by the Board of Corporate Auditors, made efforts to communicate with Directors, Executive Officers, Audit Department and other employees, collect information and prepare and arrange for circumstances for audit. Furthermore, each Corporate Auditor attended meetings of the Board of Directors and other meetings as deemed important, received reports from the Directors and Executive Officers on their performance of duties, requested additional explanation as necessary, perused the documents whereby the important decisions were made and examined the business and financial conditions at the head office and the principal offices. Also, each Corporate Auditor supervised the resolutions of the Board of Directors relating to establishment of the system that ensures the performance of duties by Directors is in conformity with laws and regulations, and the Articles of Incorporation, and the system that ensures appropriate business of *Kabushiki Kaisha* as required under Article 100, Sections 1 and 3 of the Corporation Law Enforcement Regulations, as well as the conditions of the system established under such resolutions (internal controlling system). With respect to subsidiaries, each Corporate Auditor communicated and exchanged information with the directors and corporate auditors of subsidiaries. Based on the method stated above, we examined financial statements and attached schedules for the fiscal year under review.

Additionally, we supervised and examined that the Accounting Auditors maintained their independent position and performed due audit, and received from the Accounting Auditors reports on the execution of their duties. We requested additional explanation as necessary.

The Company received a notice from the Accounting Auditors that they have prepared the "System to ensure due execution of audit (matters prescribed in each item of Section 159 of the Corporate Accounting Rules)" in accordance with, among other things, the "Quality Management Standards for Audit" (Business Accounting Board, October 28, 2005) and requested additional explanation as necessary.

In accordance with the method stated above, the Board of Corporate Auditors examined the non-consolidated financial statements for the fiscal year under review (the balance sheet, the statement of income, statement of shareholders' equity and list of notes to financial statements) and attached schedules.

2. Results of Audit

(1) Results of audit of business reports:

1. We confirmed that the business reports and the schedules fairly shows the position of the Company, in conformity with the relevant laws and regulations and the Articles of Incorporation.
2. We do not find any unlawful acts to have been carried out by the Directors in the performance of their duties, nor do we find any material matters that are either unlawful or contrary to the Articles of Incorporation.
3. We confirmed that the resolutions of the Board of Directors relating to the internal controlling system are fair. We do not find any aspects to be pointed out for the Directors' performance of duties relating to the internal controlling system.

(2) Results of audit of financial statements and attached schedules:

We confirmed that the method and the result of the audit carried out by Shin Nihon & Co. independent accountants are fair.

March 19, 2007

Board of Corporate Auditors of Sekisui House, Ltd.

Hiroshi Itawaki, Standing Corporate Auditor (full-time)

Kenichi Kawauchi, Standing Corporate Auditor (full-time)

Takaharu Dohi, Corporate Auditor

Katsuya Kittaka, Corporate Auditor

Reference Document concerning Exercise of Voting Rights

Proposition No.1: Appropriation of Retained Earnings for the fiscal year ended January 31, 2007

In view of the year's closing result, and the interest of promoting corporate strength, future business development and other aspects, it is proposed to appropriate retained earnings for the year according to the schedule shown below.

1. Matters related to year-end dividends

The Company proposes that a dividend of ¥12 per share be paid for the fiscal year under review, which is an increase of ¥2 per share from the previous fiscal year, to reward the shareholders support and based on the Company's continuing policy to provide stable and continuous dividends. Since the Company paid an interim dividend of ¥10 per share on September 29, 2006, the annual dividend for the fiscal year under review totals ¥22 per share.

(1) Matters related to the appropriation of dividend assets to shareholders and total amount thereof:

12 yen per common share of the Company Total amount: 8,508,288,144 yen

(2) Date of effectuation of dividends:

April 27, 2007

2. Matters related to the appropriation of surplus

(1) Item of surplus that increases and amount thereof:

Reserve for dividends	3,000,000,000 yen
General reserve	30,000,000,000 yen

(2) Item of surplus that decreases and amount thereof:

Retained earnings carried forward	33,000,000,000 yen

Proposition No. 2: Changes to a part of the Articles of Incorporation

1. Summary of the proposition and reasons for the proposed changes

(1) With the enforcement of the Corporation Law (Law No.86 of 2005) as from May 1, 2006, we propose to amend parts of the Articles of Incorporation as follows:

① To specify a reasonable scope of rights entitled to by shareholders who own shares constituting less than one unit, we propose to add a new article (Article 10 "Rights related to Shares Constituting Less Than One Unit").

② We propose to move the provisions regarding the record date for the voting rights to be exercised at the ordinary general meeting of shareholders to Article 15 "Record Date". Furthermore, we propose to delete the provisions on other record dates that do not need to be provided in the Articles of Incorporation.

③ To make available to shareholders via the Internet some of the reference documents, etc. for ordinary general meetings of shareholders we propose to add a new article (Article 17 "Disclosure and Deemed Provision of Reference Documents, etc. via the Internet for General Meetings of Shareholders").

④ In order to specify the number of proxies authorized to exercise voting right at the general meeting of shareholders to be one (1), we propose to change the provisions of Article 18 (Exercise of Voting Right by Proxy).

⑤ In order that the Board of Directors may adopt resolutions with more flexibility whether in writing or an electronic means when the need arises, we propose to add a new article (Article 27 "Omission of Resolution of the Board of Directors").

⑥ In order that the Company may conclude an "agreement on limitation of liability" with Accounting Auditors, we propose to add a new article (Article 34 "Agreement on Limitation of Liability of Outside Corporate Auditors").

⑦ We propose to replace the articles we quoted in the Articles of Incorporation with the corresponding articles of the Corporation Law.

⑧ We propose to replace the terms used in the old Commercial Code with the ones used in the Corporation Law and change the wording in accordance with the corresponding provisions of the Corporation Law.

2. Details of the Proposed Changes to the Articles of Incorporation

Details of the changes are as follows:

Current Articles	Proposed amendment
Chapter Ⅰ. General Provisions (Trade Name) Article 1. The Company shall be called Sekisui House Kabushiki Kaisha and it shall be indicated as Sekisui House, Ltd. in English.	Chapter Ⅰ. General Provisions (Trade Name) Article 1. (The same as the present provision) ② (The same as the present provision)
(Purpose) Article 2. The purpose of the Company shall be to engage in the following businesses: ((1) to (19): Mention abbreviation)	(Purpose) Article 2 (No change in the English translation) ((1) to (19): the same as the present provisions)
(Head Office) Article 3. The head office of the Company shall be located in Osaka City.	(Head Office) Article 3. (The same as the present provision)
(To be newly established)	(Organization) Article 4. The Company shall establish the following bodies in addition to the general meeting of shareholders and Directors. (1) Board of Directors (2) Corporate Auditors (3) Board of Corporate Auditors (4) Accounting Auditors

Current Articles	Proposed amendment
(Method of Public Notice) Article 4. Public notice of the Company shall be made electronically. Provided, however, that if public notice is prevented from being made electronically for any unavoidable event including accidents, public notices shall be given in the *Nihon Keizai Shimbun*.	(Method of Public Notice) Article 5. The method to make public notices of the Company shall be made electronically. Provided, however, that in the event that such public notice can not be made electronically due to an accident or unavoidable reason, the public notice shall be given by publication in the *Nihon Keizai Shimbun*.
Chapter II. Shares (Total Number of Shares Authorised to be Issued by the Company) Article 5. The total number of shares authorised to be issued by the Company shall be 1,978,281,000. Provided, however, that when there is a retirement of shares, the total number of shares authorised shall be reduced by the number of shares equivalent to such retirement.	Chapter II. Shares (Total Number of Issuable Shares) Article 6. The total number of shares that the Company may issue shall be 1,978,281,000.
(To be newly established)	(Issuance of Share Certificates) Article 7. The Company shall issue share certificates for its shares.

Current Articles	Proposed amendment
(Share Buyback) Article 5-2. By resolution of the Board of Directors, the Company may repurchase its shares pursuant to Article 211-3, Section 1, Paragraph 2 of the Japanese Commercial Code.	(Share Buyback) Article 8. By resolution of the Board of Directors, the Company may repurchase its shares pursuant to provisions of Article 165, Section 2 of the Corporation Law.
(Number of Shares Constituting One Unit of Shares) Article 6. The number of shares constituting one unit of shares of the Company shall be 1,000. Any share certificates for the share constituting less than one unit of shares shall not be issued.	(Number of Shares Constituting One Unit of Shares and Non-issuance of Share Certificates for Shares Constituting Less Than One Unit of Shares) Article 9. The number of shares constituting one unit of shares of the Company shall be 1,000. ② Notwithstanding the provisions of Article 7, any share certificates for the share constituting less than one unit of shares shall not be issued, provided, however that the foregoing shall not be applicable if the Share Handling Regulations otherwise provide for.
(To be newly established)	(Rights of Shareholder Holding Shares Constituting Less Than One Unit) Article 10. Shareholders (including beneficial shareholders, the same shall be applied hereinafter) of the Company shall not be allowed to exercise any rights in respect of the shares constituting less than one unit held by them, except for the following rights: (1) Rights provided for in each item of Article 189, Section 2 of the Corporation Law; (2) Rights to make a request in accordance with Article 166, Section 1 of the Corporation Law; (3) Rights to receive the allotment of offered shares and offered stock acquisition rights, in proportionate to the number of shares held by the shareholder; (4) Rights to make a request that is provided for in the following Article.

Current Articles	Proposed amendment
(Request to buy back shares that constitute less than one trading unit) Article 6-2. Any shareholder who owns shares that do not constitute one trading unit can request the Company to sell to the shareholder such number of shares as constitute one unit together with the shares less than one trading unit held (hereinafter referred to as the "Request for Purchase of Shares"). The method and timing of the Request for Purchase of Shares will be subject to the Share Handling Regulations to be provided at a meeting of the Board of Directors.	(Request to purchase shares that constitute less than one unit) Article 11. Any shareholder who owns shares that do not constitute one unit can request the Company to sell to the shareholder such number of shares as constitute one unit together with the shares less than one unit held (hereinafter referred to as the "Request for Purchase of Shares"). ② The timing and method of the Request for Purchase of Shares shall be subject to the Share Handling Regulations.
(Transfer Agent) Article 7. The Company may have a transfer agent with respect to the shares. The transfer agent and its place of business shall be selected by resolution of the Board of Directors, and a public notice thereof shall be given. The shareholders' register, the beneficial shareholders' register of the Company (hereinafter referred to as "Shareholders' Register"), and the register of lost share certificates shall be kept at the place of business of the transfer agent. The registration of the transfer of shares, the registration of lost share certificates, the purchase and sale of shares constituting less than one trading unit, and other matters relating to shares shall be handled by the transfer agent and not by the Company.	(Administrator of Shareholders' Register) Article 12. The Company shall have an administrator of the shareholders' register. ② The appointment of administrator of the shareholders' register and the office for handling the business of such administrator shall be determined by resolution of the Board of Directors, and the Company shall give public notice thereof. ③ The preparation and retention of shareholders' register (including the beneficial shareholders' register; the same shall be applied hereinafter), the register of lost share certificates and the register of stock acquisition rights of the Company, and other matters relating to shareholders' register, the register of lost share certificates and the register of stock acquisition rights of the Company shall be entrusted to the administrator of shareholders' register, but not handled by the Company.

Current Articles	Proposed amendment
(Record Date) Article 8. The Company determines that those shareholders entitled to voting rights at the ordinary general meeting of shareholders shall be those shareholders who are stated or recorded in the Shareholders' Register as of January 31 of each year. In addition to the case of stipulated by the Articles of Incorporation as well as the necessity, the Company shall determine that shareholders or registered pledgees entitled to voting rights shall be the shareholders or registered pledgees stated or recorded in the last shareholders' register as of the date for fixed period by giving prior public thereof.	(to be deleted) (to be deleted)
(Share Handling Regulations) Article 9. The denominations of share certificates, the registration of the transfer of shares, the registration of lost share certificates, the purchase and sale of shares constituting less than one trading unit and other matters relating to the handling of shares of the Company shall be governed by the Share Handling Regulations established by the Board of Directors and by the Articles of Incorporation.	(Share Handling Regulations) Article 13. The handling of shares and stock acquisition rights of the Company shall be governed by laws and regulations, the Articles of Incorporation as well as the Share Handling Regulations established by the Board of Directors.
Chapter Ⅲ. General Meeting of Shareholders (Convocation) Article 10. The ordinary general meeting of shareholders shall be held in April of each year, and an extraordinary general meeting of shareholders shall be held whenever necessary.	Chapter Ⅲ. General Meeting of Shareholders (Convocation) Article 14. (The same as the present provisions)
(To be newly established)	(Record Date for Ordinary General Meetings of Shareholders) Article 15. The record date for exercise of voting rights at ordinary general meeting of the Company shall be January 31 of each year.

Current Articles	Proposed amendment
(Chairman) Article <u>11</u>. The President and Director shall act as chairman of the general meeting of shareholders. Provided, however, that in case the President and Director is prevented from so acting, another Director shall act as chairman pursuant to the determination by the Board of Directors.	(Chairman) Article <u>16</u>. (The same as the present provision)
(To be newly established)	<u>(Disclosure via the Internet and Deemed Provision of Reference Documents, etc. for General Meeting of Shareholders)</u> <u>Article 17.</u> <u>When convening a general meeting of shareholders, it shall be deemed that the Company has provided shareholders with necessary information that should be described or presented in reference documents for the general meeting of shareholders, business reports, and non-consolidated and consolidated financial statements in the event that they are disclosed via the Internet in accordance with the Ministry of Justice Ordinance.</u>
(Exercise of Voting Right by Proxy) Article <u>12</u>. A shareholder may exercise his voting right by proxy by appointing another shareholder of the Company. Provided, however, that the shareholder or such proxy shall submit a document evidencing his power of representation at each general meeting of shareholders.	(Exercise of Voting Right by Proxy) Article <u>18</u>. A shareholder may exercise his/her voting right by proxy by appointing <u>one</u> shareholder of the Company who has voting rights, provided, however, that the shareholder or such proxy shall submit <u>to the Company</u> a document evidencing his/her power of representation at each general meeting of shareholders.

Current Articles	Proposed amendment
(Method of Resolution) Article 13. Unless otherwise provided for by laws and regulations or the Articles of Incorporation, resolution of a general meeting of shareholders shall be adopted by a majority vote of the shareholders present. Resolutions subject to the provisions of Article 343 of the Commercial Code shall be adopted by an affirmative vote of two-thirds or more of shareholders present at the general meeting of shareholders, where the quorum shall be one-third or more of the voting rights of the total number of shareholders.	(Method of Resolution) Article 19. Unless otherwise provided for by laws and regulations or the Articles of Incorporation, resolution of a general meeting of shareholders shall be adopted by a majority vote of the shareholders having exercisable voting rights present. ② Resolutions of general meetings of shareholders provided in Article 309, Section 2 of the Corporation Law shall be adopted by an affirmative vote of two-thirds (2/3) or more of the voting rights of shareholders having exercisable voting rights present at the general meeting of shareholders, a quorum for which shall be the presence of shareholders with one-third (1/3) or more of the voting rights exercisable for such meeting.
Chapter Ⅳ. Directors and the Board of Directors (Number of Directors) Article 14. There shall be 3 or more Directors of the Company.	Chapter Ⅳ. Directors and the Board of Directors (Number of Directors) Article 20. (The same as the present provisions)
(Election of Directors) Article 15. The Directors of the Company shall be elected at a general meeting of shareholders. The quorum for the election of Directors in the foregoing paragraph shall require the presence of shareholders having 1/3 or more of the voting rights owned by the total number of shareholders. The election of Directors shall not be by cumulative voting.	(Election of Directors) Article 21. (The same as the present provisions) ② Resolution for election of Directors shall be adopted by an affirmative vote of the majority of voting rights of shareholders present at the general meeting of shareholders, a quorum for which shall be the presence of shareholders with one-third (1/3) or more of the voting rights exercisable for such meeting. ③ (The same as the present provision)

Current Articles	Proposed amendment
(Term of Office of Directors) Article 16. The term of office of any Director shall be up to the day of the closing of the ordinary general meeting of shareholders held with respect to the last settlement of the accounts within 2 years after the assumption of office. Provided, however, that the term of office of a Director elected to fill a vacancy of office of a Director who resigned prior to its expiration or to increase the number of Directors shall be until the end of the term of office of the other Directors then in office.	(Term of Office of Directors) Article 22. The term of office of any Director shall be up to the closing of the ordinary general meeting of shareholders held with respect to the last settlement of the accounts within 2 years after the election of office. Provided, however, that the term of office of a Director elected to fill a vacancy of office of a Director who resigned prior to its expiration or to increase the number of Directors shall be until the end of the term of office of the other Directors then in office.
(Representative Directors) Article 17. The Directors to represent the Company shall be appointed by resolution of the Board of Directors.	(Representative Directors) Article 23. The Board of Directors shall elect Directors to represent the Company.
(Directors With Executive Power and Counselors) Article 18. By resolution of the Board of Directors, Chairman of the Board of Directors, Vice-Chairman of the Board of Directors, President and Director, Executive Vice-Presidents and Directors, Senior Managing Directors and Managing Directors may be appointed. By resolution of the Board of Directors, Executive Advisors may be appointed.	(Directors With Executive Power and Counselors) Article 24. By resolution of the Board of Directors, Chairman of the Board of Directors, Vice-Chairman of the Board of Directors, President and Director, Executive Vice-Presidents and Directors, Senior Managing Directors and Managing Directors may be appointed. ② (The same as the present provision)
(Board of Directors) Article 19. The Board of Directors shall make decisions on all important matters of the Company in addition to the matters provided for by laws and regulations or the Articles of Incorporation. Matters relating to the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors.	(Board of Directors) Article 25. (The same as the present provisions) ② (The same as the present provisions)

Current Articles	Proposed amendment
(Convocation and Resolution of the Board of Directors) Article 20. Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and each Corporate Auditor 3 days prior to the date of the meeting. Provided, however, that in the case of urgency, this period may be shortened. The quorum of the meeting of the Board of Directors shall be a majority of the Directors and resolutions of the meeting of the Board of Directors shall be adopted by a majority of the directors present thereat.	(Convocation and Resolution of the Board of Directors) Article 26. No change in the English translation. ② No change in the English translation.
(To be newly established)	(Omission of Resolution of the Board of Directors) Article 27. In the event that all the Directors have agreed to a matter to be resolved at the Board of Directors in writing or by electronic record, the Company shall deem that a resolution of the Board of Directors has been adopted, provided, however that the foregoing shall not be applicable if any Corporate Auditor objects thereto.
Chapter V. Corporate Auditors and the Board of Corporate Auditors (Number of Corporate Auditors) Article 21. There shall be 3 or more Corporate Auditors of the Company.	Chapter V. Corporate Auditors and the Board of Corporate Auditors (Number of Corporate Auditors) Article 28. (The same as the present provisions)
(Election of Corporate Auditors) Article 22. The Corporate Auditors of the Company shall be elected at the general meeting of shareholders. The quorum for the election of Corporate Auditors of the preceding paragraph shall require the presence of shareholders having 1/3 or more of the voting rights owned by the total number of shareholders.	(Election of Corporate Auditors) Article 29. (The same as the present provisions) ② Resolution for election of Corporate Auditors shall be adopted by an affirmative vote of the majority of voting rights of shareholders present at the general meeting of shareholders, a quorum for which shall be the presence of shareholders with one-third (1/3) or more of the voting rights exercisable for such meeting.

Current Articles	Proposed amendment
(Term of Office of Corporate Auditors) Article 23. The term of office of the Corporate Auditors shall be up to the day of closing of the ordinary general meeting of shareholders held with respect to the last settlement of the accounts within 4 years after the assumption of office. Provided, however, that the term of office of a Corporate Auditor elected to fill a vacancy of office of a Corporate Auditor who resigned prior to its expiration shall be until the end of the term of office of his predecessor.	(Term of Office of Corporate Auditors) Article 30. The term of office of the Corporate Auditors shall be up to the closing of the ordinary general meeting of shareholders held with respect to the last settlement of the accounts within 4 years after the election of office. Provided, however, that the term of office of a Corporate Auditor elected to fill a vacancy of office of a Corporate Auditor who resigned prior to its expiration shall be until the end of the term of office of his predecessor.
(Full-time Corporate Auditor and Standing Corporate Auditor) Article 24. Full-time Corporate Auditors shall be elected by the Corporate Auditors from among themselves. Standing Corporate Auditors may be elected by the Corporate Auditors from among themselves.	(Full-time Corporate Auditor and Standing Corporate Auditor) Article 31. The Board of Corporate Auditors shall elect full-time Corporate Auditors by its resolution. ② The Board of Corporate Auditors shall elect Standing Corporate Auditors by its resolution.
(Board of Corporate Auditors) Article 25. The Board of Corporate Auditors shall make decisions regarding the performance of Corporate Auditors' function under not to prevent each Corporate Auditors' Authority in addition to the matters provided for by law. Matters relating to the Board of Corporate Auditors shall be governed by Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.	(Board of Corporate Auditors) Article 32. The Board of Corporate Auditors shall make decisions regarding the performance of Corporate Auditors' function to the extent not to prevent each Corporate Auditor's authority in addition to the matters provided for by law and regulations. ② (The same as the present provisions)

Current Articles	Proposed amendment
(Convocation and Resolution of the Board of Corporate Auditors) Article 26. Notice of convocation of the meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor 3 days prior to the date of the meeting. Provided, however, that in the case of urgency, this period may be shortened. Resolutions of the meeting of the Board of Corporate Auditors shall be adopted by a majority of the Corporate Auditors, unless otherwise provided for by law and regulations.	(Convocation and Resolution of the Board of Corporate Auditors) Article 33. Notice of convocation of the meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor 3 days prior to the date of the meeting. Provided, however, that in the case of urgency, this period may be shortened. ② Resolutions of the meeting of the Board of Corporate Auditors shall be adopted by a majority of the Corporate Auditors, unless otherwise provided for by law and regulations.
(To be newly established)	(Agreement on Limitation of Outside Corporate Auditor's Liability) Article 34. The Company may enter into an agreement with any Outside Corporate Auditor to limit such Outside Corporate Auditor's liability under Article 423, Section 1 of the Corporation Law in the event that the requirements set forth by laws and regulations have been met, provided, however that the amount of liability as limited by such agreement shall be the sum of the minimum amount provided by laws and regulations.
Chapter VI. Accounts (Business Term and Settlement of Accounts) Article 27. The business term of the Company shall begin on February 1 of each year and end on January 31 of the following year, and accounts shall be closed at the end of each business term.	Chapter VI. Accounts (Business Term) Article 35. The business term of the Company shall be one year beginning on February 1 of each year and ending on January 31 of the following year.
(Dividends) Article 28. Dividends shall be paid to shareholders or registered pledgees whose names have been entered or recorded in the last Shareholders' Register as of January 31 of each year.	(Record Date for Distribution of Retained Earnings) Article 36. The record date for a year-end dividend shall be January 1 of each year.

Current Articles	Proposed amendment
(Interim Dividends) Article 29. By resolution of the Board of Directors the Company may pay an interim dividend (a cash distribution in accordance with Article 293-5 of the Commercial Code of Japan) to shareholders or registered pledgees whose names have been entered or recorded in the last Shareholders' Register as of July 31 of each year.	(Interim Dividends) Article 37. The record date for an interim dividend shall be July 31 of each year and by resolution of the Board of Directors the Company may pay an interim dividend.
(Period of Limitation for Dividends) Article 30. If dividends or interim dividends are not received for 3 full years from the date of the commencement of payment, the company shall be exempt from liability for payment thereof.	(Period of Limitation for Dividends) Article 38. In the event that dividend assets are cash, and if dividends or interim dividends are not received for 3 full years from the date of the commencement of payment, the Company shall be exempt from liability for payment thereof.

Proposition No. 3: Election of one Director:

You are requested to newly elect one Director, in order to strengthen the corporate management system.

We have a candidate as follows:

In case that this proposition is approved as originally proposed, the term of office of the Director elected shall be until the end of the term of office of the other Director currently in office, pursuant to the provisions of the Articles of Incorporation.

Name (Date of birth)	Career summary (Status as other company's representative)		(1) Company shares owned (2) Special interest in Company
Yoshiro Kubota (Nov. 29, 1944)	Jan. 1969:	joined the Company	(1) 16,950 shares (2) None
	Apr. 2000:	Director of the Company, assigned to the post of General Manager of Saitama Sales Administration Headquarters	
	Apr. 2002:	retired from Director of the Company, Managing Executive Officer	
	Aug. 2002:	assigned to the post of General Manager of CS Promoting Headquarters (up to the present) in charge of remodeling project	
	Apr. 2006:	Senior Managing Executive Officer, in charge of General & Legal affairs (up to the present)	

Proposition No. 4: Proposal for provision of bonus to Directors as a group

Taking into consideration the business results, the Company proposes the payment of bonus in the aggregated amount of 230 million yen for 12 Directors in office as at the end of the fiscal year under review, to reward their services for the fiscal year under review.

The Company also proposes that the amount to be paid each Director shall be entrusted to the Board of Directors.

Proposition No. 5: Proposal for revision of the ceiling amount and the contents of remunerations for Directors as a group

1. Reasons for the proposal

The Company will issue, free of charge, stock acquisition rights to directors and executive officers of the Company as stock compensation-type stock options, while the amount to be paid in upon exercise of each share warrant will be one yen per share. The purpose is to enhance the motivation and morale of directors and executive officers in terms of raising the stock price and improving

business performance by strengthening the link between the compensation system for directors and executive officers and the Company's stock price or business performance, and by having directors and executive officers share not only the merits of an increase in the stock price, but also the risks of a decline in the stock price with the shareholders.

For allotment of stock compensation-type stock options last year, prior to the enforcement of the Corporation Law (Law No.86 of 2005), the Company passed a special resolution of its annual general shareholders' meeting to approve the issuance of stock acquisition rights under particularly favorable conditions to parties other than its shareholders. Now that stock acquisition rights allotted to directors of the Company in the form of stock options have been recognized as a part of the remuneration, etc. to directors within the Corporation Law, the Company will seek approval concerning revision of the amount of remuneration, etc. to directors and the composition of said remuneration, etc.

The amount and composition provided in 2. (1) and 2. (2) below have been calculated, taking into consideration various circumstances, such as the number of Directors in the future and stock price fluctuation of the Company, within an amount determined under the retirement benefits system for retiring Directors and Corporate Auditors abolished at the end of the fiscal year under review.

Once this proposal has been approved, the Company plans to allot stock compensation-type stock options to its directors and executive officers every year upon resolution at its meeting of the Board of Directors pursuant to Articles 236, 238, and 240 of the Commercial Law, in the amount and composition provided in 2. (1) and 2. (2) below, respectively.

Upon approval of a proposal regarding the Propositions No.3, the number of directors of the Company will be a total of thirteen people.

2. About the proposal

(1) At present, the amount of remuneration, etc. to directors of the Company is no more than 43 million yen per month, which was approved at the 43rd annual general shareholders' meeting of the Company, held on April 27, 1994. The proposal seeks approval concerning the allotment of stock acquisition rights to directors of the Company in the form of stock compensation-type stock options, in addition to their current remuneration, etc. up to 90 million yen per year.

(2) The composition of stock acquisition rights to be issued to directors of the Company in the form of stock compensation-type stock options is as follows:

a. Total number of stock acquisition rights

No more than 90 units may be issued within a year after the day of the annual general shareholders' meeting of the Company for each business year.

b. Type and number of shares to be issued upon exercise of stock acquisition rights

No more than 90,000 shares of common stock of the Company may be granted upon exercise of stock acquisition rights to be issued within a year after the day of the annual general shareholders' meeting of the Company for each business year. In the event that the number of shares granted (as defined below) should be adjusted, the number of shares to be issued shall be no more than the number obtained by multiplying the number of shares granted after said adjustment by the upper limit of the stock acquisition rights described above. The number of shares per share warrant (hereinafter, the "number of shares granted") shall be 1,000.

In cases where it is deemed to be appropriate for the Company to adjust the number of shares granted by such means as splitting its common stock up (including gratis distribution of shares) or down, the Company may make any adjustments that it deems necessary.

c. Value of assets to be contributed upon the exercise of stock acquisition rights

The value of assets to be contributed upon the exercise of each share warrant shall be the amount to be paid for each share that may be granted due to the exercise of stock acquisition rights, which shall be 1 yen, multiplied by the number of shares granted.

d. Exercise period of stock acquisition rights

The exercise period shall be within twenty years from the day following that in which stock acquisition rights are allotted.

e. Restrictions on the acquisition of stock acquisition rights via transfer

The acquisition of stock acquisition rights via transfer requires approval by a resolution at a meeting of the Board of Directors of the Company.

f. Other conditions for exercise of stock acquisition rights

Share warrant holders may, in principle, exercise stock acquisition rights from the day following the day in which they lose all of their positions as director (including executive officers, in the event that the Company should adopt a "Company with Committees" corporate governance system), statutory auditor, or executive officer of the Company or its subsidiaries. Other conditions for the exercise of stock acquisition rights shall be decided at the meeting of the Board of Directors of the Company that determines matters regarding an offer of stock acquisition rights.

- End -

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

RECEIVED
2007 APR 11 A 10:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

April 4, 2007

By: Yoshiro Kubota
Yoshiro Kubota
Senior Managing Executive Officer

END